Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Clarient, Inc.:

We consent to the use of our report dated March 19, 2009 incorporated by reference herein.

Our audit report contains an explanatory paragraph that states the Company has suffered recurring losses from operations and negative cash flows from operations and has working capital and net capital deficiencies.  In addition, it is not probable that the Company can remain in compliance with the restrictive financial covenants in its bank credit facilities.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit report also refers to the Company’s change in its method of accounting for uncertainties in income taxes in 2007.

/s/ KPMG LLP
Irvine, California
July 7, 2009